September 10, 2025

Dear Silver Star Shareholders:

As the Board of Directors of Silver Star Properties REIT, we believe it is our fiduciary responsibility to tell you the whole story and the whole truth. Frankly, the whole truth takes some time to tell, which we encourage you to read. Yet we understand some prefer the executive summary, which follows.

Executive Summary

The complete analysis below focuses on the legacy asset issues left by former CEO Al Hartman, highlighting mismanagement, deception, and the financial and operational challenges resulting from and left behind after his tenure.

Key points follow:
•Hartman controlled Silver Star for over a decade but withheld critical information and engaged in deception, confirmed by judicial findings.
•Hartman avoided accountability, including failing to appear for a court-ordered deposition related to his fiduciary breach investigations.
•The Net Asset Value (NAV) sharply declined from around $412 million at the end of 2021 to approximately $228 million by the end of 2022, with most of the decline tied to issues during Hartman’s leadership.
•Significant deferred maintenance was uncovered after Hartman was ousted including $40 million initially identified but later increased to over $105 million, covering essential repairs in HVAC, elevators, roofing, and more.
•Hartman’s focus on distributions (that benefited him) over maintenance left Silver Star with deteriorating assets and escalating liabilities
•Financial challenges include loan defaults, significant unpaid and overdue accounts payable, exorbitant costs associated the illegal liens placed by Hartman, and legal actions further reducing NAV.
•The NAV reported excluded maintenance costs as appraisers were not allowed to inspect properties, making the NAV theoretical rather than reflecting fair market value.
•The ongoing investigation may reveal additional facts and liabilities.
•The ongoing investigations have been further delayed by Hartman’s no show for a recent deposition in the Harris County case where damages are being sought from Hartman and others for the benefit of the shareholders. He does not want to be forced to pay you back.
•In visiting at length with shareholders and licensed reps over the last few days, Silver Star has discovered that Hartman has proposed that he will distribute to each shareholder $5 to $6 per share in six months, which is an utter impossibility and likely a fraudulent narrative in connection with a securities transaction that can only be determined by getting his deposition that he is avoiding.
•We expect the discovery in the Harris County case to uncover the use of the $22 million excess cash from Silver Star’s SASB refinancing on October 9, 2018. The use of these funds are in discovery mode now. It is clear that such funds were not used for necessary maintenance as further outlined in this letter, and Hartman’s related parties were involved.
•No wonder he wants to run from his Judge ordered deposition and cover up his wrongdoing by fraudulently convincing you to vote for him with outrageous impossible promises of up to $6 per share in 6 months. His story will be uncovered before a Harris County jury. Your vote protects your opportunity to get justice.
•Silver Star has a plan, an ability to execute, achieve critical mass in storage properties with the toe hold it has now achieved, leading to a liquidity event in possibly two years and no later than three years, which will afford you a likely return of the remaining balance of your investment when coupled with distributions to be paid as soon as reasonably possible.
•Digging out of the hole has been harder than we expected because of the latent problems which surfaced when buyers inspected the Legacy Assets in detail by “kicking the tires” and Silver Star discovered that significant maintenance items had been avoided or just not done for a long period of time by Hartman.
•We are available to facilitate switching from the blue proxy card to avoid being duped for the second and third time. Hartman has done here what he did to shareholders of Whitestone. We could copy some of the same communications used by Whitestone executives. If not stopped here and now, he could do it again, and the only way to stop him is with the power of your vote in the face of all the noise.

Vote the white proxy card and stop Hartman.

This statement underscores the contrast between Hartman’s past mismanagement and Silver Star’s current management led by Gerald Haddock; focused on transparency and recovery. We urge you to both vote in favor of the WHITE card and read the full NAV analysis below.

The Whole NAV Story in Real Time

Same Old Story with Hartman. This story is as old as time. Hartman ran the show for over a decade. He kept critical information from many parties, for example, the directors and the appraisers. When he finally got caught he then proceeded through deception and distortion to avoid accepting any of the responsibility, which he continues to this day through his misleading and dishonest (as confirmed by the Judge) statements and filings, and then, just like all similar characters in history, he blames all of the problems his actions caused on others. As you will see below, the condition of Silver Star at the time he was removed as CEO and Hartman’s management approach and actions led to the problems with both the Net Asset Value (referred to as NAV) and the gross asset values of the properties of Silver Star.

Hartman Continues to act dishonestly and inappropriately. It is important to remember what Judge Vittoria said about Hartman “Defendants [Silver Star] reasonably believed that they could not trust Plaintiff [Hartman] to act honestly and appropriately at the annual meeting in light of the fact that he had admitted to bending the truth and improperly using the judicial process [illegal liens on Silver Star property] to seek leverage over the Defendants.”

Path to Judge Vittoria comment: https://www.courts.state.md.us/sites/default/files/import/businesstech/opinions/2025/mdbt2-25.pdf

Hartman sends misleading letters and charts to shareholders. The first chart below, was sent to shareholders by Hartman, is clearly meant to mislead you (i.e., bending the truth in a dishonest manner) to cause chaos and confusion for the vote at the annual meeting, however, the actual facts are clear and provided below. Hartman has sent a number of misleading letters to the shareholders during the proxy regarding the NAV and the gross values of the assets.

Hartman dodges any attempt by Silver Star to get him to explain his actions under oath. Hartman has also dodged giving testimony in the lawsuits he has with Silver Star. Hartman doesn’t want to answer questions about the contents of his chart, his letters, other filings and otherwise where he has been bending the truth. Hartman has been dodging so much that he has been compelled (i.e., ordered by the Judge) to give his deposition, which was scheduled to take place on Wednesday, September 3, 2025, and neither Hartman nor his lawyer showed up for the deposition or gave any notice for such failure to Silver Star or its lawyer (more dodging).

Silver Star has an ongoing investigation into fiduciary breaches by Hartman. Silver Star has an ongoing investigation into fiduciary breaches by Hartman during his tenure. His deposition is part of that investigation. Hartman’s illegal liens, the resulting bankruptcy and the exit financing created a lengthy delay of such investigation due to other pressing matters. Following the bankruptcy filing, as Silver Star began marketing and selling assets many issues came to light from potential buyers and the related purchase prices were typically reduced, repairs were made, or reserves were created at closing, which in all cases resulted in reduced net proceeds to Silver Star from the sales, and thereby also a reduction in the NAV. There appears to have been a pattern of diverting funds for other purposes by Hartman, which resulted in the lack of proper attention and funds for repairs thereby leaving Silver Star with significant deferred maintenance. The investigation seems to show that Hartman laid the foundation for the ultimate deterioration of the properties that led to much lower net proceeds from the sales. Silver Star does not have all of the facts at this point in time. As Silver Star discovers additional facts from its ongoing investigation it will disclose them to the shareholders.

First, we shall discuss the reduction in the values of the properties held by Silver Star from December 31, 2021 to December 31, 2022. Al Hartman presented the following numbers and description:

Hartman’s Prepared Chart

Hartman is clearly saying that the NAV went down but Hartman had nothing to do with the lower NAV. Before getting into the specifics and timing – take a good look at Hartman’s chart. Hartman is clearly trying to distance himself from the actual values by providing a chart showing the NAV at $412 million on the day he left as CEO.

NAV is determined each year as of December 31. The NAV is and has always been determined after the applicable year end, however, it is determined as of December 31 of the applicable year.

NAV as reported by Silver Star. There is no doubt that the last NAV disclosed by Hartman when he had complete control of the appraisal process was approximately $412 million as of December 31, 2021[1], and there is no doubt that the first NAV reported after he no longer had control was approximately $228 million as of December 31, 2022.

Footnote
[1] Hartman used a gross asset value of the combined properties of Silver Star of approximately $730 million to show the NAV of $412 million as of December 31, 2021. As of December 31, 2022 Silver Star showed a gross value of approximately $542 million (keep in mind Hartman’s departure date of October 2022, but he remained a director of Silver Star until January 2024).

Hartman’s blames the reduction in NAV on other people. Hartman wants you to believe that when he left during October 2022 the NAV was still at $412 million and between the time he left in October

2022 to December 2022 the NAV went down to $228 million. Hartman does not show that the NAV had a significant reduction in reported value from December 31, 2021 to December 31, 2022. Hartman placed his departure line so that it would appear that the entire reduction in value occurred after he left. At best Hartman’s departure line and the dates at the bottom are confusing, but let’s not assume that Hartman has made an innocent error. This is a continuation of what the Judge said about Hartman that Silver Star could reasonably believe that Hartman would not act in a reasonable and honest manner when it came to the annual meeting. So, what happened? As everyone knows, in a real estate company the NAV is almost entirely dependent upon the property values. Hartman was completely in charge of the Company from its inception until October 2022 (over a decade), but he is now telling you that during the last two months of 2022 the values went down by approximately $184 million[2] and the reduction is all attributable to things that occurred after he left, and actions of the current management and he had nothing to do with it. With such glaringly ridiculous facts it seems unnecessary to provide further explanation, however, Hartman’s nonsense makes it necessary. The current investigation shows that Hartman ran the Company using the following principles[3].

1.Distributions will be made at all cost was a basic part of Hartman’s business approach[4]. How did this work out for him? He led two Companies (including Silver Star) that had to completely stop making any distributions while he was completely in charge due to his management (or mismanagement).
2.The standard approach during Hartman’s tenure had the appraiser provide a report on values without looking at the properties or talking with any tenants. The actual facts surrounding the appraisals used by Silver Star for NAV purposes are part of the ongoing investigation. Hartman’s judge ordered deposition was part of the investigation and now with his blatant failure to comply with the judge’s order the investigation is further delayed and may require additional action by the judge.
3.Hartman did not disclose the negative issues regarding the condition of the properties or any related fair value determination to the Board of Directors. Hartman’s failure to disclose these is totally consistent with his current misinformation and deception campaign.[5]
4.Hartman controlled the appraisal of 2021 but did not control the appraisal of 2022. SILVER STAR WILL CONTINUE THE INVESTIGATION OF THE FACTS SURROUNDING SUCH VALUATIONS WHICH WILL INCLUDE THE DEPOSITION OF HARTMAN.
5.The level of required future maintenance that was left by Hartman, together with updated property classifications, created the basis for significant future costs that ultimately reduced NAV and drove the rapid decline from the reported NAV during 2022 and thereafter.
6.Hartman disregards all of this and continues to use the ridiculous narrative that the entire value reduction of $184 million happened during the last two months of 2022.

Footnotes
[2] The actual reduction in gross value was approximately $188 million during 2022, but other factors, that are taken into account for NAV, resulted in a net reduction of $184 million.
[3] The initial discovery and investigation of Hartman’s breach of fiduciary duties began through a whistleblower since Hartman had strict control of the message that was delivered to the Board of Directors.

[4] This is the core of the Hartman model since he would get most of his cash from the Company as distributions from stock he received from the Company.
[5] Many of his business practices have been disclosed in the Harris County litigation and certain SEC filings by the Company, but there is likely more to come. SILVER STAR IS NOT FINISHED WITH THE INVESTIGATION OF ALL RELATED MATTERS.

Additional reductions to NAV discovered in the ongoing investigation following 2022.

The reduction to NAV of $184 million described above occurred as of December 31, 2022,prior to the strategic pivot which was prior to any sales or attempted sales of any of the properties. The selling activity after the pivot accelerated because of lender satisfaction demands forcing the process. As that process progressed the problems left by Hartman surfaced and were visible

1.The magnitude of the Deferred Maintenance was uncovered as properties were sold with price adjustments and buyer explanations for such adjustments. The properties with the most significant deferred maintenance were not sold until later in the process. As a result, the issue was not discoverable by the Board until Silver Star started to sell some of the reduced value properties with more of the significant deferred maintenance. During Hartman’s tenure elevators, air conditioning, electrical issues, roofs, windows, security, and some structural issues were not addressed. This led to the air conditioning not working at times during a Texas summer, leaky roofs, leaky windows, unreliable electrical power, elevators not working, stairs not usable and other negative issues. Remember, some of the properties are professional office buildings. Everyone reading this already knows the results of Hartman’s failure to maintain the properties. Unhappy tenants, low renewal rates and lower prices when a knowledgeable buyer has a full inspection done and becomes fully knowledgeable about these issues.
2.As a result of Hartman’s approach to allocating cash for other purposes and his approach to delay or refuse to provide for maintenance and repairs, the unaddressed maintenance and repairs created the basis for significant future costs that ultimately reduced NAV as those issues became evident through third-party sales. Hartman’s philosophy of prioritizing cash distributions or other cash diversions at all costs over maintenance sacrificed long-term asset health in favor of short-term payouts.
3.Why didn’t the Company just fix everything after Hartman left? Well, Hartman left the Company with its large debt in default and in a so-called cash trap where it no longer had control of its cash flow and after debt payments there was not enough available for Deferred Maintenance.
4.In addition to deferred maintenance, Hartman’s approach left the Company facing significant undisclosed future liabilities further reducing NAV.
5.Finally, Hartman left behind conditions that triggered a cascade of costly challenges regarding the defaulted loan, Hartman’s litigation and the ultimate property sales that occurred after Hartman filed illegal liens on the Company’s properties, which resulted in additional costs that further reduced the NAV.
6.The impact of these items is demonstrated in the following chart.

Factoring in the Impact of Portfolio-Wide Future Deferred Maintenance Needs, Debt Default Pressures, Bankruptcy and Burdensome Legal Costs on NAV

As you can see, Up to this point the investigation shows that NAV decreased further by $119 million or 52.2% from Deferred Maintenance and Undisclosed Liabilities on Hartman’s watch, additional costs due to the loan default he left behind, which could also be looked at as another Undisclosed Liability, additional cost from his illegal liens, the bankruptcy and constant deceptive and misleading attacks on the Company.

Hartman’s Neglect Causes NAV Decline after 2022

2022 NAV Decline due to Hartman Concealment
$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
Total NAV ($M)
$228 - HARTMAN NAV
Reduction in NAV due to immediately necessary repairs of $38.98m
$189
Reduction in NAV due to additional necessary repairs of $66.66m
$122
Reduction in NAV due to unrecorded liabilities of $5.44m
$117
Reduction in NAV due to covenant default liabilities of $8m
$109
Decreases in 2022 NAV

Understanding How NAV was Calculated:

It is important to understand how NAV (net asset value) per share was calculated, as described in SEC 10-K disclosures.

“In determining the estimated NAV per share, the Executive Committee relied upon information contained in a report, or the valuation report, provided by our advisor, the recommendation of the audit committee of our board and our Executive Committee’s experience with, and knowledge of, our real property and other assets as of December 31, 2022. The objective of our board in determining the estimated NAV per share of our common stock was to arrive at a value, based on recent available data, that our board believed was reasonable based on methods that it deemed appropriate after consultation with our advisor and the audit committee. In preparing the valuation report, our advisor relied in part on valuations of commercial real estate properties provided by LaPorte CPAs and Business Advisors, which we refer to herein as the Valuation Expert. To calculate the estimated NAV per share in the Valuation Report, our advisor used a methodology pursuant to the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives in April 2013. The Valuation Expert did not determine the NAV of the Company’s common shares.”

“As with any valuation method, the methods used to determine the estimated net asset value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets have been valued based upon appraisal standards and the values of our assets using these methods are not required to be a reflection of market value under those standards and will not necessarily result in a reflection of fair value under GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated net asset value per share, which could be significantly different from the estimated net asset value per share determined by our board of directors. The estimated net asset value per share is not a representation or indication that, among other things: a stockholder would be able to realize the estimated value per share if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of assets and settlement of our liabilities or upon a sale of our company; shares of our common stock would trade at the estimated net asset value per share on a national securities exchange; a third party would offer the estimated net asset value per share in an arms-length transaction to purchase all or substantially all of our shares of common stock; or the methodologies used to estimate the net asset value per share would be acceptable to FINRA or ERISA with respect to their respective requirements. Further, the estimated net asset value per share was calculated as of a moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets.”

In calculating NAV values, LaPorte CPAs and Business Advisors, referred to as the Valuation Expert, did not visit the properties they valued. In fact, they were precluded from visiting the properties by Hartman. Had all deferred maintenance issues discovered during the property sales processes and subsequent investigations been considered in the NAV calculation, the Company believes the NAV would have been reduced further.

Understanding Deferred Maintenance:

Deferred maintenance issues represent identified maintenance issues that need to be addressed but have not yet been addressed. As an example, if you were selling your home and the air conditioner was not working, that would represent a deferred maintenance issue on your home. You would have to report the non-working air conditioner to potential buyers of your home. The need for prospective buyers to repair or replace the air conditioner will negatively impact the price they are willing to pay for the home.

If you were renting your home, a non-working air conditioner will reduce the number of renters willing to rent your home and will negatively impact the price they are willing to pay for rent.

Silver Star and current leadership recently discovered (well after the pivot was in place) nearly $40 million of then existing maintenance needs as of early 2022, reflecting the rapid deterioration set in motion by prior practices — a significant portfolio-wide burden required to preserve long-term asset health. Additionally, the amount of deferred maintenance issues increased by $66.66 million to $105.64 million but because Hartman’s business model focused on Class B and C assets, it was hard to peel off maintenance issues until the operations broke. That is when the issues were discovered. Most of those expenses were expected to be required within about 18 months or so. Deferred maintenance issues that needed to be immediately addressed included leaking roofs and windows, inoperable elevators, faulty HVAC and cooling systems, plumbing issues, electrical issues, fire alarm issues, needed foundation work, parking lot repairs and landscaping needs which are strenuous and aesthetic in nature to satisfy tenants and keep them coming back.

Understanding the Impact of Deferred Maintenance on NAV

With immediate deferred maintenance issues going unaddressed, it has a negative impact on the rents that can be charged and the tenants’ willingness to renew leases. This results in reduced discounted cash flows, which were used in the calculation of NAV and thus will reduce the calculated value of NAV.

As stated earlier, Mr. Hartman precluded the Valuation Expert from visiting the properties or considering all deferred maintenance issues. Therefore, the cost of addressing needed deferred maintenance issues was not considered in the calculation of NAV. Had the costs of needed deferred maintenance repairs been included, it would have reduced the NAV value even further. As deferred maintenance issues go unaddressed, they often result in additional damage to a property. An unaddressed leaky roof leads to damage to interior ceilings and walls. Unaddressed plumbing issues lead to interior floor, walls and foundation damage. Increasing the cost of deferred maintenance issues.
Al Hartman knew this and made the following disclosure in the 10-Ks:

“If we do not have enough reserves for capital to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property, which may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted. The need for and amount of reserves for capital improvements will be determined on a property-by-property basis consultation with our property manager.”

Silver Star has the plan, the people, and the properties to succeed. Please vote early and support the WHITE proxy card for a brighter, growth-focused future with Silver Star REIT. This is the best way to protect your investment and help realize the full potential of the company.

For voting instructions, meeting details, and the latest shareholder updates, visit www.silverstarreit.com.

•If you would prefer to vote your proxy by phone:

•Call 1-844-202-6616 for a live person, may have to wait in the queue, available Monday through Friday 9:00 am until 10:00 pm Eastern

OR

•Call 1-866-804-9616 for an automated agent 24/7without waiting

•Have your 11-digit code available

If you’ve already voted the BLUE card, you can still change your vote. Simply vote the WHITE card today—it is the last vote that counts.

Thank you for your continued support.

Sincerely,

The Board of Directors
Silver Star Properties REIT

Media Contact:
📧 press@silverstarREIT.com
Investor Relations Contact:
📧 investorrelations@silverstarREIT.com
📞 877-734-8876

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The Company has filed with the SEC a definitive proxy statement on Schedule 14A on May 29, 2025, containing relevant documents with respect to its solicitation of proxies for the Company’s 2025 Annual Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. In accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 promulgated thereunder, to the extent that any information contained in this Proxy Statement Supplement modifies, supersedes, or supplements the disclosures set forth in the Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on May 29, 2025, such information shall be deemed to so modify, supersede, or supplement—and shall be incorporated by reference into—that Proxy Statement as of the date hereof. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company website at www.silverstarreit.com.

Participants in the Solicitation

Silver Star and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the 2025 Annual Meeting. Information regarding Silver Star’s directors and executive officers is contained in the definitive proxy statement. As of June 20, 2025, the Silver Star Executive Committee and current directors, and executive officers beneficially owned approximately 3,517,313 shares, or 1.89%, of Silver Star common stock. Additional information regarding the interests of such participants is included in the definitive proxy statement and is available free of charge at the SEC’s website at www.sec.gov.

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Forward-Looking Statements: This message contains a number of forward-looking statements. Because such statements include a number of risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements, and investors should not place undue reliance on any such statements. Forward-looking statements can often be identified by words such as “continues,” “can,” expect,” “intend,” “will,” “anticipate,” “estimate,” “may,” “plan,” “believe” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations its annual report on Form 10-K can be completed and publicly filed; the continuation of the examination of the current operations of Southern Star; the Company’s intent to consider various alternatives, including the possible sale of Southern Star, the sale of specific assets within individual DSTs and dissolution of the respective trusts, and/or the outsourcing of various aspects of Southern Star’s operations; the Company’s plan to update investors with respect to the status of Southern Star as appropriate; the Company’s expectations and beliefs regarding the Hartman litigation; the timing and ultimate resolution of the various litigation, fight for corporate control and other matters involving Hartman; the continued execution of the Company’s strategy of pivoting into the self-storage space; the Company’s continual evaluation of its legacy assets in order to maximize shareholder value; the Company’s policy to not dispose of any asset for less than its maximum determinable value and to maximize earnings and value; the implications to the Company of the assignment of an OTC trading symbol for its common stock; whether the Company may be subject to certain FINRA rules; any actions the Company may need to take to comply with any FINRA rules; the Company’s continual evaluation of various options to provide greater shareholder liquidity, including its intention to seek listing of its common stock on a securities exchange or admission to over-the-counter trading, a public offering, a listing of the common stock on an exchange or admission to OTC trading without a public offering, and merger and/or acquisition opportunities; the Company’s belief that further legal action could ensue to unwind the issuance of common shares under the Rights Plan if Hartman prevails in his efforts to set aside or invalidate the Rights Plan or to cause the dilutive issuance of additional common shares to Hartman, as well as any further action Hartman may take to prevent other Company shareholders from receiving benefits under the Rights Plan. None of the foregoing are guarantees or assurances of future outcomes or results and all are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this material. Forward-looking statements in this press release speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.